EXHIBIT 99.3

                                BANRO CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2005
                      ------------------------------------

The following management's discussion and analysis ("MD&A"), which is dated as of March 30, 2006, provides a review of the activities, results of operations and financial condition of Banro Corporation (the "Company") as at and for the financial year of the Company ended December 31, 2005 ("fiscal 2005") in comparison with those as at and for the financial year of the Company ended December 31, 2004 ("fiscal 2004"), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2005 and fiscal 2004. As the Company's financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
--------------------------

The following MD&A contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words or statements that certain events or conditions "may" or "will" occur, and include, without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General
-------

The Company is engaged in the acquisition and exploration of gold properties. The Company's main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, Twangiza, Lugushwa, Namoya and Kamituga. Through the Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, the Company has also applied to the Mining Cadastral (the DRC government agency in charge of all mining registrations) for exploration permits pertaining to properties in between the Company's four project areas.

During fiscal 2005, the Company increased its measured and indicated mineral resources by 436,000 ounces of gold (4,560,400 tonnes grading 2.97 g/t Au) resulting mainly from detailed adit sampling and drilling at Namoya (reference is made to the Company's press release dated July 22, 2005). The Company fell short of its exploration objective set for fiscal 2005 to increase measured and indicated mineral resource categories to 4.0 million ounces of gold by the end of 2005. This was due to the inability to establish an exploration camp at the Twangiza project as a result of security and logistical problems during the first three quarters of 2005. Fieldwork, which included gridding, geological mapping and adit, trench and soil sampling, commenced at Twangiza in October 2005.

In July and October 2005, the Company completed two private placements of 5,500,000 common shares of the Company in aggregate for total gross proceeds of Cdn$31,375,000. The proceeds from these financings are being utilized to advance the Company's projects in the DRC located within the Twangiza-Namoya gold belt and for general corporate purposes.

During the months of January and February 2006, the Company announced further positive exploration results at the Twangiza, Namoya and Lugushwa projects. At Twangiza, the Company delineated further soil anomalies over a strike length of 880 metres directly along strike to the north from the existing Twangiza deposit. Trench results received within this soil anomaly included 33.7 metres grading 5.15 g/t Au, 11.0 metres grading 5.97 g/t Au and 16.0 metres at 3.14 g/t Au (reference is made to the Company's press release dated January 17, 2006). At Namoya, the Company received assay results from an additional 15 holes that are part of a 7,000 metre drilling program. These drilling results included 7.98 metres grading 38.63 g/t Au, 7.10 metres grading 16.01 g/t Au, 15.74 metres at
7.46 g/t Au and 10.40 metres averaging 4.50 g/t Au (reference is made to the Company's press release dated January 24, 2006). In February 2006, the Company announced that it has commenced a 5,000 metre drilling program at Lugushwa. In addition, the Company published further trench results which have extended the mineralized zone at Lugushwa for a total of 4,500 metres. Trench results included 25.6 metres averaging 2.81 g/t Au, 16 metres at 2.45 g/t Au and 12 metres grading 2.05 g/t Au (reference is made to the Company's press release dated February 1, 2006). No exploration was undertaken during fiscal 2005 at the Company's Kamituga project. It is anticipated that exploration will commence at this project during the second quarter of 2006.

The Company's principal exploration objective for 2006 is to increase its current mineral resources in the measured and indicated categories and to define additional inferred mineral resources. To achieve this objective, the Company has planned to complete 50,000 metres of drilling on the three properties of Twangiza, Lugushwa and Namoya by the end of 2006. Additional information with respect to the Company's properties and the exploration programs planned for the properties for 2006 is set out in the Company's annual information form (the "AIF") dated March 30, 2006, including the technical reports incorporated into the AIF by reference. Copies of these documents, together with the press releases referred to above, can be obtained from SEDAR at www.sedar.com.

Peter N. Cowley, F.I.M.M.M., the Company's President and Chief Executive Officer and a "qualified person" as defined in National Instrument 43-101, reviewed the technical information in this MD&A.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this MD&A, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the

Company's Form 40-F Registration  Statement,  File No.  001-32399,  which may be
secured    from    the    Company,    or   from    the    SEC's    website    at
http://www.sec.gov/edgar.shtml.

Selected Annual Information
---------------------------

As the Company is in the mineral exploration business and has not commenced mining operations, the Company has not generated any operating revenues to date. There is also no expectation of revenues from the Company's activities in the foreseeable future. The following financial data, which has been prepared in accordance with Canadian generally accepted accounting principles, is derived from the Company's consolidated financial statements for each of the three most recently completed financial years. In December 2004, the Company effected a subdivision of its outstanding common shares by changing each one of the outstanding common shares of the Company into two common shares of the Company (the "Stock Split"). The net loss per share figures set out in the following table have been adjusted to reflect the Stock Split.

                                            2005            2004           2003
                                            ----            ----           ----

Net loss                             $ 4,501,342     $ 4,649,380     $  860,982
Net loss per share                   $      0.16     $      0.18     $     0.04
Deferred exploration expenditures    $12,162,137     $ 2,697,131     $  322,690
Total assets                         $38,112,946     $12,733,601     $2,698,426

During fiscal 2005 the Company's loss slightly decreased by 3.18% compared to fiscal 2004. However, due to increased activities during fiscal 2005, all operating expenses other than employee stock compensation expense and bad debt expense increased from fiscal 2004 to fiscal 2005. In addition, operating expenses in fiscal 2005 were offset by higher foreign exchange gain recorded during fiscal 2005 as well as by a larger gain on dilution of interest in the Company's investment in BRC Diamond COrporation ("BRC"). The Company loss during fiscal 2004 was significantly impacted by increased stock-based compensation issued to employees and directors of the Company (recorded as an expense of $2,195,231). In addition, the loss recorded during fiscal 2004 included losses on the value of the Company's investments in BRC Diamond Corporation (an equity loss of $505,153) in 2004 compared to a loss of $337,836 in 2005) and Nevada Bob's International Inc. (a write down of $225,901).

Results of Operations
---------------------

The Company's operations in fiscal 2005 ended with a net loss of $4,501,342, or $0.16 per share, compared to a net loss of $4,649,380, or $0.18 per share, incurred in fiscal 2004. Although the overall decrease in the Company's net loss in fiscal 2005 was not significant, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2004:

Professional fees
Professional fees, which were mainly legal, audit and accounting fees, increased by 80% to $551,472 in fiscal 2005 from $305,904 in fiscal 2004 as a result of increased activities with respect to financings and regulatory compliance as well as efforts to list the Company's shares on the American Stock Exchange and the Toronto Stock Exchange.

Consulting fees
Consulting fees increased to $760,655 in fiscal 2005 from $96,004 fiscal 2004. The increase in fiscal 2005 was primarily due to the recognition as consulting fees of $712,917 representing the fair market value of stock-based compensation issued to consultants under the Company stock option plan. No such stock-based compensation expense was included in consulting fees during fiscal 2004.

Office and sundry
Office and sundry expenses, which include items such as rent, insurance and communication costs, increased by 87% or $381,486 to $820,830 in fiscal 2005 from $439,344 in fiscal 2004. This increase was mainly due to the general increase in operating expenses during fiscal 2005 compared to fiscal 2004 as a result of the increase in the Company's activities.

Salaries
Salary expenses increased by $812,727 to $1,374,511 in fiscal 2005 from $561,784 in fiscal 2004 due to the hiring of additional full time staff as well as to the payment of bonuses to employees of the Company.

Employee stock-based compensation
The fair value of employee stock-based compensation accrued during fiscal 2005 decreased by approximately 60% to $873,048 from $2,195,231 accrued during fiscal 2004, due to fewer stock option grants.

Travel
Travel expenses increased by 45% from $362,553 in fiscal 2004 to $526,818 in fiscal 2005 reflecting increased visits to the Company's projects in the DRC, as well as corporate travel costs in relation to the Company's shareholder relations and business promotional activities.

Shareholder relations and promotion
Expenses related to shareholder relations and promotion increased to $839,150 in fiscal 2005 from $174,446 in fiscal 2004, due to increased promotional and investor relations activities in an effort to increase awareness of the Company and its projects in the investment community.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2005 and fiscal 2004. This financial information has been prepared in accordance with Canadian generally accepted accounting principles. The net loss and net income per share figures set out in the following table have been adjusted to reflect the Stock Split.

---------------------------------------------------------------------------------------------------------------------
                                                                             2005
---------------------------------------------------------------------------------------------------------------------
                                             4th Quarter       3rd Quarter       2nd Quarter         1st Quarter
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Net loss                                    $ (1,091,180)       $ (779,759)    $ (1,432,062)       $ (1,198,341)
---------------------------------------------------------------------------------------------------------------------
Net loss per share                          $      (0.04)       $    (0.02)    $      (0.06)       $      (0.04)
---------------------------------------------------------------------------------------------------------------------
                                                                             2004
---------------------------------------------------------------------------------------------------------------------
                                             4th Quarter       3rd Quarter       2nd Quarter         1st Quarter
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Net loss                                    $ (2,331,471)       $ (497,183)    $ (1,052,380)       $   (768,346)
---------------------------------------------------------------------------------------------------------------------
Net loss per share                          $      (0.09)       $    (0.02)    $      (0.04)       $      (0.03)
---------------------------------------------------------------------------------------------------------------------

The increase in the net loss recorded in the fourth quarter of 2005 as compared to the third quarter of 2005 was most significantly impacted by increased salary expense due to the year end bonuses paid to employees, as well by foreign exchange gain which decreased significantly from the foreign exchange gain recorded during the third quarter 2005. In addition, the Company recorded during the fourth quarter a significant gain on dilution of its equity investment in BRC. The net loss incurred during the third quarter of 2005 decreased significantly, compared to the net loss incurred during the second quarter of 2005, due mainly to a foreign exchange gain of $664,256 resulting from fluctuations in the value of the United States dollar relative to the Canadian dollar. The Company's net loss for the second quarter of 2005 increased by $233,721 as compared to the net loss recorded for the first quarter of 2005, mainly due to an increase in expenses related to shareholder relations and promotion. During the first quarter of 2005, the Company's net loss decreased by $1,133,129 as compared to the net loss recorded for the fourth quarter of 2004, mainly due to the recording during the fourth quarter of 2004 of stock-based compensation expense of $896,860, bad debt expenses of $203,572, equity loss in BRC Diamond Corporation of $505,153 and a write down of the Company's investment in Nevada Bob's International Inc. of $225,901. However, office and sundry as well as travel expenses increased during the first quarter of 2005 compared to the fourth quarter of 2004 due to a general increase in the Company's activity levels. As a result of a foreign exchange gain of $422,761, the net loss incurred during the third quarter of 2004 decreased significantly compared to the net loss incurred during the second quarter of 2004. A foreign exchange loss of $229,053 was also a major contributing factor to the increase in the Company's second quarter of 2004 net loss as compared to the first quarter loss of 2004. Foreign exchange loss recorded for the first quarter of 2004 amounted to $16,232.

Liquidity and Capital Resources

As at December 31, 2005, the Company had cash and short term investments of $23,441,540 compared to cash of $9,057,197 as at December 31, 2004. The significant improvement in the Company's liquidity from December 2004 is mostly the result of two equity financings completed by the Company in July and October 2005, which involved, respectively, the private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000 and an additional private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000. In addition, during fiscal 2005, the Company received $246,467 from the exercise of 406,000 stock options and $1,048,939 from the exercise of 240,000 share purchase warrants.

During fiscal 2005, the Company spent $8,690,090 in exploration expenditures and $819,935 on capital assets to carry on its DRC projects (compared to $1,921,718 in exploration expenditures and $573,154 on capital assets spent during fiscal
2004). The Company undertook full scale exploration activities consisting of adit sampling and a drilling program at Namoya and gridding, soil, trenching and rock sampling with geological mapping at Lugushwa. During fiscal 2005 the Company established an exploration camp on the Twangiza property and commenced gridding, soil and trench sampling together with geological mapping.

The Company has a proposed exploration and general and administrative budget for 2006 of approximately $19.8 million in the aggregate, allocated as follows:

                                                            ($ 000's)
                                                            ---------
         Twangiza project                                     4,600
         Namoya project                                       5,539
         Lugushwa project                                     5,049
         Kamituga project                                     1,447
         Banro Congo Mining SARL                                160
         Administration and office support                    3,054

        Total                                                19,849

The actual expenditures incurred during 2006 at each project will be dependent on the exploration results achieved during 2006.

The Company's current cash position is considered sufficient for planned exploration expenditures on the Company's gold properties and for general and administrative expenses until the end of 2006.

In February and March 2006, the Company received an additional Cdn$3,616,050 from the exercise of 1,219,500 stock options under the Company's stock option plan.

Currently the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

---------------------------------------------------------------------------------------------------------------------
Contractual Obligations                                      Payments due by period
---------------------------------------------------------------------------------------------------------------------
                                       Total        Less than one     One to three     Four to five     After five
                                                        year             years            years           years
---------------------------------------------------------------------------------------------------------------------
Operating leases                    $ 455,740          $161,199         $240,987        $53,553                -
---------------------------------------------------------------------------------------------------------------------

Critical Accounting Estimates
-----------------------------

Critical accounting estimates used in the preparation of the Company's financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the year. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company's shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company's control, and thus, may be significantly different from the Company's estimates.

Outstanding Share Data
----------------------

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.

As at March 27, 2006, the Company had outstanding 33,931,188 common shares and stock options to purchase an aggregate of 3,442,500 common shares.

Related Party Transactions
--------------------------

Management fees of $23,848 in the aggregate were paid to directors of the Company during fiscal 2005. No such fees were paid during fiscal 2004. During fiscal 2005, legal fees of $392,655 (2004 - $294,865) were paid to a law firm of which one partner is a director of the Company and a second partner is an officer of the Company. As at December 31, 2005, $22,372 owing to this law firm was included in accounts payable compared to $23,207 owed at December 31, 2004.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties
-----------------------

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company's operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company's consolidated financial statements by creating gains or losses. During fiscal 2005 and fiscal 2004, the Company recorded a foreign exchange gain of $691,207 and $330,449, respectively, due to the decline in the United States dollar value against the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 30, 2006 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com).

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2005, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2005, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109-- Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.